April 30, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dividend Capital Total Realty Trust, Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form S-11,
Filed April 2, 2009
File No. 333-143662

Ladies and Gentlemen:

On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the “Company”) this letter provides a response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 28, 2009 (the “Comment Letter”) in connection with the Company’s Post-Effective Amendment No. 6 (“Post-Effective Amendment No. 6”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) filed with the Commission on April 2, 2009. The Company’s response to the comments raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before each of the responses.

Terms of the Offering, page 11

1.	Please disclose the number of shares remaining to be sold in this offering.

RESPONSE TO COMMENT 1

The Company will revise the disclosure on page 12 of the Company’s prospectus to include the following disclosure in response to the Staff’s comment:

“As of March 23, 2009, there were approximately 149.0 million shares remaining to be sold in this offering of which, based on our current allocation, 101.4 million shares remaining are being offered pursuant to our primary offering and 47.6 million shares remaining are being offered pursuant to our distribution reinvestment plan. The allocation of shares of our common stock sold pursuant to the primary offering and pursuant to our distribution reinvestment plan may vary from our current allocation.”

Securities and Exchange Commission

April 30, 2009

This additional disclosure will be reflected in a 424(b) prospectus to be filed with the Commission shortly after Post-Effective Amendment No. 6 is declared effective.

Recent Acquisitions, page 68

2.	Please disclose the average annual rent per square foot for your recent acquisitions.

RESPONSE TO COMMENT 2

The Company will revise the disclosure on pages 1 and 68 of the Company’s prospectus to change the second sentence under the subsection “Recent Developments—Real Property Acquisitions on page 1 and “Recent Acquisitions” on page 68 as follows in response to the Staff’s comment:

“These properties have an estimated initial aggregate weighted average yield of approximately 7.9%, based on initial year rent and our purchase price and an average annual rent of approximately $30.17 per square foot.”

This additional disclosure will be reflected in a 424(b) prospectus to be filed with the Commission shortly after Post-Effective Amendment No. 6 is declared effective.

Debt Related Investments, page 71

3.	Please disclose the carrying amount and fair value for your debt related investments.

RESPONSE TO COMMENT 3

The Company will revise the disclosure on page 71 of the Company’s prospectus to include the following disclosure in response to the Staff’s comment:

“As of December 31, 2008, we estimate that the fair value of our debt related investments was approximately $102.8 million, which is approximately $3.6 million less than their respective total carrying amount of approximately $106.4 million. This fair value estimate is indicative of certain interest rate and other assumptions as of December 31, 2008, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral.”

This additional disclosure will be reflected in a 424(b) prospectus to be filed with the Commission shortly after Post-Effective Amendment No. 6 is declared effective.

Securities and Exchange Commission

April 30, 2009

Signatures, page II-7

4.	Please include the signature of your principal accounting officer or controller. Refer to Instruction I to Signatures on Form S-11 for guidance.

RESPONSE TO COMMENT 4

The Company hereby confirms that John E. Biallas, whose signature was included, served also as the principal accounting officer for the Company. In future filings, the Company will revise the signature page to more clearly indicate who the principal accounting officer is.

Acknowledgment Statement

In response to the Staff’s request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions about this letter or require any further information, please call Phyllis Korff at 212-735-2694.

Very truly yours,

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.

By:	/s/ Guy M. Arnold

Name:	Guy M. Arnold
Position:	President

Cc: Phyllis G. Korff

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